UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

T.A.G. ACQUISITIONS LTD.
(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Cheskel Meisels

T.A.G. Acquisitions Ltd.

130 Route 59, Suite #6

Spring Valley, NY 10977

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 18, 2014

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the securities exchange act of 1934 (“act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. None

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	Cheskel Meisels
2	Check Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	5,500,000 shares
	8	Shared Voting Power	0 shares
	9	Sole Dispositive Power	5,500,000 shares
	10	Shared Dispositive Power	0 shares

11	Aggregate Amount Beneficially Owned By Each Reporting Person	5,500,000 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	87% (1)
14	Type of Reporting Person	IN
(1)	Based on a total of 6,300,000 shares of Common Stock outstanding as of May 12, 2016.

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the “Common Stock”), of T.A.G. Acquisitions Ltd, a Delaware corporation (the “Company”). The principal executive office of the Company is located at 130 Route 59, Suite #6, Spring Valley, New York, 10977.

Item 2. Identity and Background

(a)	Cheskel Meisels
(b)	The business address of Mr. Meisels is 130 Route 59, Suite #6 Spring Valley, New York, 10977.
(c)	Principal Occupation: Chief Executive Officer of the Company
(d)	Mr. Meisels has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Mr. Meisels has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Meisels is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

•	3,000,000 shares were issued to C. Meisels on November 18, 2014, and 2,500,000 shares were issued to C. Meisels on April 20, 2015, each time for $0.0001 par value.

Item 4. Purpose of Transaction

•	3,000,000 shares were issued to C. Meisels on November 18, 2014 to effect a change of control of the Company.

•	2,500,000 shares were issued to C. Meisels on April 20, 2015, as founder’s shares, to align Mr. Meisels’ interests with, and to recognize Mr. Meisels’ contribution to further, the Company’s interests.

Item 5. Interest in Securities of the Issuer

The following disclosures are based on 6,300,000 shares of the Common Stock outstanding as of May 12, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 16, 2016.

(a) Mr. Meisels beneficially owns 5,500,000 shares of Common Stock, representing approximately 87% of the outstanding Common Stock of the Company.

(b) The responses to Items 7-11 of the cover page of this Schedule 13D are incorporated by reference in this Item 5(b).

(c) Not applicable

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Materials to be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2016

/s/ Cheskel Meisels
Cheskel Meisels
Chief Executive Officer

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